787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 9, 2017

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	Confidential Submission of Draft Form S-1 by Metaurus Equity Component Trust

Ladies and Gentlemen:

On behalf of Metaurus Equity Component Trust (the “Trust”), we submit herewith on a confidential basis with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) a draft Registration Statement on Form S-1 relating to the initial public offering of shares issued by U.S. Equity Cumulative Dividends Fund – Series 2027 and U.S. Equity Ex-Dividend Fund – Series 2027 (together, the “Funds”), each a series of the Trust.

On behalf of our client, we confirm to you that as of the date of this letter, the Trust is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act of 1933, as amended. In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Funds commence their road shows.

We are submitting the Registration Statement solely for the information of and confidential review by the Staff and we understand that it will not be available for public inspection.

Should members of the Staff have any questions or comments concerning the submission, please contact P. Georgia Bullitt of this office or the undersigned at (212) 728-8000.

NEW YORK        WASHINGTON        PARIS        LONDON         MILAN        ROME        FRANKFURT         BRUSSELS

in alliance with Dickson Monto W.S., London and Edinburgh

June 9, 2017

Very truly yours,

/s/ Patrick T. Quinn

Patrick T. Quinn, Esq.

Enclosure

cc:	Richard P. Sandulli, Co-Chief Executive Officer, Metaurus Advisors LLC
Jamie Greenwald, Co-Chief Executive Officer, Metaurus Advisors LLC
P. Georgia Bullitt, Esq.
Deborah Tuchman, Esq.